UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to

SCHEDULE 13E-3
(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

K-TEL INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

K-tel International, Inc.
Philip Kives
K-5 Leisure Products, Inc.

National Developments Ltd.
2808715 Manitoba Limited

(Names of persons filing statement)

482724200
(CUSIP Number of Class of Securities)

Philip Kives
K-tel International, Inc.
2491 Xenium Lane North
Plymouth, Minnesota 55441
(763) 559-5566
(Name, Address and Telephone Number of Persons Authorized to Receive
Notice and Communications on Behalf of Persons Filing Statement)

with copies to:

Alec C. Sherod, Esq.	Mark S. Weitz, Esq.
Avron L. Gordon, Esq.	Ethan R. Mark, Esq.
Briggs and Morgan, P.A.	Leonard Street and Deinard, P.A.
2400 IDS Center	150 S. Fifth St. #2300
80 South Eighth Street	Minneapolis, Minnesota 55402
Minneapolis, Minnesota 55402	(612) 335-1500
(612) 977-8400

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$205,200	$41.04

* For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $205,200 by the Issuer in lieu of fractional shares immediately following a 1-for-5,000 Reverse Split to holders of fewer than 5,000 shares of the Issuer’s Common Stock prior to the Reverse Split. The aggregate cash payment is equal to the product of a price of $.095 per pre-split share and approximately 2,160,000 pre-split shares, the estimated aggregate number of shares held by such holders.

** Determined pursuant to Rule 0-11(b)(1) as the product of $205,200 and 0.0002. The registrant paid an additional filing fee on April 12, 2007.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by K-tel International, Inc., a Minnesota corporation (“K-tel,” the “Company,” “we” or “our”), K-5 Leisure Products, Inc., a Nevada corporation (“K-5”), National Developments Ltd., a Canadian Controlled Private Corporation (“National Developments”), 2808715 Manitoba Limited, a Canadian Controlled Private Corporation (“2808715 Manitoba”), and Philip Kives, the Company’s majority shareholder, Chairman, President and Chief Executive Officer, in connection with a “going private” transaction. Our Board of Directors (the “Board”) has approved a 1-for-5,000 share combination (the “Reverse Split”) such that shareholders owning less than one (1) whole share of our Common Stock, par value $0.01 per share (“Common Stock”), following the Reverse Split will have their fractional shares cancelled and converted into the right to receive the cash consideration described herein. Immediately following the Reverse Split and conversion into the right to receive payment for fractional shares, we will effect a 5,000-for-1 share division (“Forward Split”) affecting those shareholders who, following the Reverse Split, continue to hold at least one (1) whole share of Common Stock. The entire going private transaction, including the Reverse Split and Forward Split, is referred to below as the “Transaction.”

As a result of the Transaction (a) each share of our Common Stock owned of record or beneficially by a shareholder owning fewer than 5,000 shares of Common Stock as of the close of business on July 17, 2007 (the “Record Date”) will be converted into the right to receive $.095 per pre-Reverse Split share, without interest, and (b) each share of our Common Stock owned of record or beneficially by shareholders who, following the effective time of the Reverse Split, continue to own at least one (1) whole share of Common Stock will, pursuant to the Forward Split, be converted into 5,000 shares of our Common Stock.

The purpose of the Transaction is to reduce the number of record holders of our Common Stock to fewer than 300 so that we will be eligible to terminate the public registration of our Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In such case, we will no longer be required to file periodic reports with the Securities and Exchange Commission (the “SEC”). The deregistration of our Common Stock will also have the effect of terminating the eligibility of our Common Stock for quotation on the OTC Bulletin Board (“OTCBB”). Our Common Stock has traded on the OTCBB in past years, but currently trades on a limited basis on the Pink Sheets.

We have made certain calculations regarding the Reverse Split relating to its effect upon our shareholder base. Based upon our review of our list of shareholders of record furnished to us by American Stock Transfer, our transfer agent, as well as an analysis we have conducted taking into account information furnished to us by ADP Investor Communication Services concerning shareholders who beneficially own their stock in street name, referred to as non-objecting beneficial owners and objecting beneficial owners, we have determined that the Reverse Split will not result in the cancellation of more than 20% of the outstanding shares of our Common Stock. If we believe that as of the Record Date the Reverse Split would result in more than 20% of our Common Stock being cancelled, which is not permitted by Minnesota law, we will take action to suspend or withdraw the Reverse Split and subsequent Forward Split. In such event, it is our intent to take all action necessary to reduce the number of shares that would be cancelled and receive a cash payment in lieu of a fractional share to comply with the Minnesota Business Corporation Act (the “MBCA”) including, but not limited to, adjusting the split ratios used in the Reverse Split and Forward Split and/or taking corporate action to obtain shareholder approval of the proposed split transactions.

Shareholders who own 5,000 or more shares of our Common Stock on the Record Date will not be entitled to receive any cash for any fractional shares that may result from the Reverse Split. The Forward Split that will immediately follow the Reverse Split will reconvert their whole and fractional share interests back into the same number of shares of our Common Stock that they held on the Record Date. As a result, the total number of shares held by such a shareholder will not change after completion of the Transaction.

The Transaction has been authorized by our Board of Directors, upon recommendation of the Special Committee of the Board, pursuant to Section 302A.402, Subd. 1 of the MBCA, which permits our Board of Directors to authorize a share combination and division without shareholder approval on the condition that (i) the rights or preferences of the holders of the outstanding shares of any class or series will not be adversely affected and (ii) the percentage of authorized shares of any class or series remaining unissued after the division or combination will not exceed the percentage of authorized shares of that class or series that were unissued before the division or combination. For purposes of the requirement set forth in (ii)

above, the MBCA provides that any increase in the percentage of authorized Common Stock remaining unissued arising solely from our cancellation of fractional shares in accordance with Section 302A.423 of the MBCA will be disregarded.

The Company is authorized under the MBCA to pay the fair cash value for fractional shares resulting from the Reverse Split, provided that, pursuant to Section 302A.423, Subd. 2 of the MBCA, we may not pay money for fractional shares if that action would result in the cancellation of more than 20% of the outstanding shares of our Common Stock.

Our Chief Executive Officer, as authorized by the Board, has fixed the close of business on July 17, 2007 as the Record Date for determining the shareholders subject to the Transaction. No vote of our shareholders is required to effectuate the Transaction.

The Transaction will be conducted upon the terms and subject  to the conditions set forth in our disclosure document (the “Disclosure Document”). The information contained in the Disclosure Document, including all exhibits thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Disclosure Document.

Item 1.    Summary Term Sheet. The information set forth in the Disclosure Document under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)           Name and Address. The information set forth in the Disclosure Document under the caption “Background—The Company” is incorporated herein by reference.

(b)           Securities. The information set forth in the Disclosure Document under the caption “Background—The Company Securities” is incorporated herein by reference.

(c)           Trading Market and Price. The information set forth in the Disclosure Document under the caption “Background—The Company Securities” is incorporated herein by reference.

(d)           Dividends. The information set forth in the Disclosure Document under the caption “Background—The Company Securities” is incorporated herein by reference.

(e)           Prior Public Offerings. Not applicable.

(f)            Prior Stock Purchases. The information set forth in the Disclosure Document under the caption “Background—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

Item 3.    Identity and Background of the Filing Persons.

(a)           Name and Address. K-tel International, Inc., K-5, National Developments, 2808715 Manitoba and Philip Kives, the Company’s majority shareholder, Chairman, President and Chief Executive Officer, are the filing persons of this Schedule 13E-3. Of the 10,076,953 shares of Common Stock beneficially owned by Mr. Kives:

•              429,061 are shares held directly by Mr. Kives;

•              631,000 are shares held by 2808715 Manitoba, an entity wholly owned by Mr. Kives;

•              325,336 are shares held by National Developments, a wholly owned subsidiary of 2808715 Manitoba;

•              6,988,617 are shares held by K-5, a wholly owned subsidiary of National Developments; and

•              1,702,939 are shares purchasable upon the exercise of options held by Mr. Kives.

The principal business office address and phone number for Mr. Kives, 2808715 Manitoba, National Developments and K-5 is 220 Saulteaux Crescent, Winnipeg, Manitoba R3J 3W3 Canada, (204) 889-5430. The information set forth in the Disclosure Document under the captions “Background—The Company,” “Background—Security Ownership of Certain Beneficial Owners and Management” and “Background—Management” is hereby incorporated by reference.

(b)           Business and Background of Entities. K-5 is a Nevada corporation and, in addition to its credit facility provided to K-tel, engages in the business of wholesale distribution of consumer products. National Developments is a Canadian Controlled Private Corporation and is engaged in the business of real estate investment and is an investment holding company. 2808715 Manitoba is a Canadian Controlled Private Corporation and is an investment holding company. The information set forth in the Disclosure Document under the captions “Background—Company” and “Background—Management” is hereby incorporated by reference.

(c)           Business and Background of Natural Persons. The information set forth in the Disclosure Document under the captions “Background—Security Ownership of Certain Beneficial Owners and Management” and “Background—Management” is hereby incorporated by reference.

Item 4.    Terms of the Transaction.

(a)           Material Terms. The information set forth in the Disclosure Document under the caption “Summary Term Sheet” is hereby incorporated by reference.

(c)           Different Terms. The information set forth in the Disclosure Document under the captions “Summary Term Sheet—Reverse Split,” “Summary Term Sheet—Forward Split” and “Summary Term Sheet—Continuing Shareholders” is incorporated herein by reference.

(d)           Appraisal Rights. The information set forth in the Disclosure Document under the caption “Special Factors—Appraisal Rights” is incorporated herein by reference.

(e)           Provisions for Unaffiliated Security Holders. The information set forth in the Disclosure Document under the caption “Special Factors—Access Rights” is incorporated herein by reference.

(f)            Eligibility for Listing or Trading. Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a)           Transactions. The information set forth in the Disclosure Document under the caption “Special Factors—Related Party Transactions” is incorporated herein by reference.

(b)           Significant Corporate Events. Except as described in (a) above, there have been no negotiations, transactions or material contacts between Mr. Kives, K-5, National Developments, 2808715 Manitoba and K-tel during the past two years concerning any merger, consolidation, acquisition, tender offer, election of directors or sale or other transfer of any material amount of K-tel’s assets.

(c)           Negotiations or Contacts. Except as described in (a) above, there have been no negotiations or material contacts concerning any merger, consolidation, acquisition, tender offer, election of directors or sale or other transfer of any material amount of K-tel’s assets between any affiliates of K-tel or between K-tel or any of its affiliates and any non-affiliate who would have a direct interest in such a transaction.

(e)           Agreements Involving the Company’s Securities. The information set forth in the Disclosure Document under the caption “Background—Securities Ownership of Certain Beneficial Owners and Management” is hereby incorporated by reference with respect to the stock option ownership of the Company’s officers and directors.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(b)           Use of Securities Acquired. The securities we obtain in the Transaction will be retired.

(c)           Plans. The information set forth in the Disclosure Document under the caption “Special Factors—Purpose of the Transaction” is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects.

(a)           Purposes. The information set forth in the Disclosure Document under the caption “Special Factors—Purpose of the Transaction” is incorporated herein by reference.

(b)           Alternatives. The information set forth in the Disclosure Document under the caption “Special Factors—Alternatives to the Transaction” is incorporated herein by reference.

(c)           Reasons. The information set forth in the Disclosure Document under the caption “Special Factors—Reasons for the Transaction” is incorporated herein by reference.

(d)           Effects. The information set forth in the Disclosure Document under the caption “Special Factors—Effect of the Transaction” is incorporated herein by reference.

Item 8.    Fairness of the Transaction.

(a)           Fairness. The filing persons reasonably believe that the Transaction is fair to unaffiliated shareholders. No director dissented or abstained from voting on the Transaction. The information set forth in the Disclosure Document under the captions “Special Factors—Background of Transaction,” “Special Factors—Revaluation of Share Price,” “Special Factors—Factors Considered by the Special Committee” and “Special Factors—Reports, Opinions or Appraisals” is incorporated herein by reference.

(b)           Factors Considered in Determining Fairness. The information set forth in the Disclosure Document under the caption “Special Factors—Factors Considered by the Special Committee” is incorporated herein by reference.

(c)           Approval of Security Holders. The information set forth in the Disclosure Document under the captions “Special Factors—Shareholder Approval” and “Special Factors—Reports, Opinions or Appraisals” is incorporated herein by reference.

(d)           Unaffiliated Representative. A majority of our directors who are not employees of the Company did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Transaction and/or preparing a report concerning the fairness of the transaction.

(e)           Approval of Directors. The Transaction has been unanimously approved by our directors who are not employees of the Company. The information set forth in the Disclosure Document under the caption “Special Factors—Factors Considered by the Special Committee” is incorporated herein by reference.

(f)            Other Offers. Not applicable.

Item 9.    Reports, Opinions, Appraisals and Negotiations.

(a)           Report, Opinion or Appraisal. The information set forth in the Disclosure Document under the captions “Special Factors—Background of Transaction,” “Special Factors—Factors Considered by the Special Committee” and “Special Factors—Reports, Opinions or Appraisals” is incorporated herein by reference.

(b)           Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Disclosure Document under the captions “Special Factors—Background of Transaction,” “Special Factors—Factors Considered by the Special Committee” and “Special Factors—Reports, Opinions or Appraisals” is incorporated herein by reference.

(c)           Availability of Documents. The information set forth in the Disclosure Document under the caption “Special Factors—Factors Considered by the Special Committee” and “Special Factors—Reports, Opinions or Appraisals” is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)—(d)  Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Disclosure Document under the caption “Special Factors—Source and Amount of Funds” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a)           Securities Ownership. The information set forth in the Disclosure Document under the caption “Background—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)           Securities Transactions. None.

Item 12. The Solicitation or Recommendation.

(d)           Intent to Tender or Vote in Going-Private Transaction. Not applicable.

(e)           Recommendations of Others. Not applicable.

Item 13. Financial Statements.

(a)           Financial Statements. The information set forth in the Disclosure Document under the caption “Financial and Other Information” is incorporated herein by reference.

(b)           Pro Forma Information. The information set forth in the Disclosure Document under the caption “Financial and Other Information” is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)           Solicitations or Recommendations. Not applicable.

(b)           Employees and Corporate Assets. The Company’s regularly employed management staff have participated in the organization, direction and preparation of this Schedule 13E-3 and the Disclosure Document for use in consummating the Transaction.

Item 15. Additional Information.

(a)           Other Material Information. The information set forth in the Disclosure Document and each Exhibit or Appendix thereto is incorporated herein by reference.

Item 16. Exhibits.

(a)(3)       The Disclosure Document (filed herewith).

(a)(5)(i)   K-tel International, Inc. Annual Report on Form 10-K for the fiscal year ended June 30, 2006 (filed with the Securities and Exchange Commission on November 22, 2006 and incorporated herein by reference).

(a)(5)(ii)  K-tel International, Inc. Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (filed with the Securities and Exchange Commission on May 14, 2007 and incorporated herein by reference).

(b)(i)       Credit Agreement between the Company and K-5 Leisure Products, Inc. dated September 27, 1999 (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003 (File No. 1-07115)).

(b)(ii)      $8,000,000 principal amount Note between the Company and K-5 Leisure Products, Inc. dated September 27, 1999 (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003 (File No. 1-07115)).

(b)(iii)     Amendment to Credit Agreement and Note between the Company and K-5 Leisure Products, Inc., dated February 12, 2002 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2001 (File No. 1-07115)).

(b)(iv)     Amendment Number Two to Credit Agreement and Note between the Company and K-5 Leisure Products, Inc. dated July 20, 2005 (incorporated by reference to the Company’s Annual Report on Form 10-K/A for the fiscal year ended June 30, 2004 (File No. 1-07115)).

(c)(i)        Fairness Opinion Letter, dated December 29, 2006, of Craig-Hallum Capital Group LLC (previously filed).

(c)(ii)       Fairness Opinion Materials for the Special Committee of K-tel International, Inc., dated December 29, 2006, prepared by Craig-Hallum Capital Group LLC (previously filed).

(c)(iii)      Fairness Opinion Materials for the Special Committee of K-tel International, Inc., dated December 8, 2006, prepared by Craig-Hallum Capital Group LLC (previously filed).

(d)           Not applicable.

(f)            Not applicable.

(g)           Not applicable.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

K-TEL INTERNATIONAL, INC.

	By:	/s/ Philip Kives
Name: Philip Kives
Dated: June 13, 2007	Title: President and Chief Executive Officer

/s/ Philip Kives
Dated: June 13, 2007	Philip Kives

K-5 LEISURE PRODUCTS, INC.

	By	/s/ Philip Kives
Name: Philip Kives
Dated: June 13, 2007	Title: President

NATIONAL DEVELOPMENTS LTD.

	By:	/s/ Philip Kives
Name: Philip Kives
Dated: June 13, 2007	Title: President

2808715 MANITOBA LIMITED

	By:	/s/ Philip Kives
Name: Philip Kives
Dated: June 13, 2007	Title: President